SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

4Licensing Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

35104T107

(CUSIP NUMBER)

Phil Frohlich

1924 South Utica, Suite #1120

Tulsa, Oklahoma 74104-6429

(918) 747-3412

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

October 23, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 35104T107	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,046,084
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,046,084
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,046,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%
14	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 35104T107	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,046,084
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,046,084
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,046,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 35104T107	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,046,084
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,046,084
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,046,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 35104T107	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PHIL FROHLICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,046,084
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,046,084
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,046,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 4 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital, relating to shares of Common Stock, $0.01 par value (the “Common Stock”), of 4Licensing Corporation, a Delaware corporation (the “Issuer”).

This Amendment relates to Common Stock purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Prescott Master Fund”), of which the Small Cap Funds are the general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 6,046,084 shares of Common Stock held by the Prescott Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 6,046,084 shares of Common Stock held by Prescott Master Fund.

The shares of Common Stock held by the Reporting Persons (as defined below) reported on this Amendment were previously reported on a Schedule 13G/A filed with the Securities Exchange Commission on February 12, 2010. This Amendment amends and restates in its entirety the Schedule 13D as set forth below.

Item 3 of the Schedule 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds

As of January 12, 2016, the Small Cap Funds had invested $ 4,611,990 (inclusive of brokerage commissions) in the shares of Common Stock of the Issuer, and have also allocated $664,970 of the principal amount of the loans made to the Issuer to the acquisition of the warrants held by the Small Cap Funds. The source of these funds was the working capital of the Small Cap Funds.

Item 4 of the Schedule 13D is hereby amended to add the following:

Item 4.	Purpose of the Transaction

On October 23, 2015, Prescott Master Fund entered into an amendment (including the related Securities Purchase Agreement, the “Amendment”) to the Note (the “Old Note”). Pursuant to the Amendment, the Issuer and certain of its wholly-owned subsidiaries (collectively the “Borrowers”) granted Prescott Master Fund a security interest in substantially all of the Borrowers’ assets, subject to certain exceptions (including any equity interest in Pinwrest Development Group, LLC (“Pinwrest”)), and agreed to certain limitations on the sale or transfer of and the ability to incur liens on certain assets of the Borrowers. In exchange, the Reporting Persons agreed to (i) extend the maturity date of the Old Note from March 25, 2016 to December 31, 2016 (the “Maturity Date”) and (ii) remove the prepayment penalty under the Old Note that required the Issuer, in the event that it elected to repay the Old Note prior to the Maturity Date, to pay 125% of the entire outstanding principal balance of the Old Note, plus any and all unpaid accrued interest thereon to, but excluding, the date of such prepayment.

Additionally, on October 23, 2015, the Borrowers issued Prescott Master Fund (i) a Senior Secured Promissory Note (the “New Note”) and (ii) warrants (the “Warrants”) to purchase up to an aggregate of 800,000 shares of Common Stock (the “Warrant Shares”), for an aggregate purchase price of $200,000. The Warrants have an initial exercise price of $0.25 per Warrant Share. The Warrants were exercisable immediately upon issuance and expire on March 25, 2024. The exercise price and the number of Warrant Shares issuable upon exercise of the Warrants are subject to adjustment for stock splits, stock dividends, recapitalization or otherwise of the Common Stock. In addition, upon the occurrence of certain “fundamental transactions,” Prescott Master Fund, at its option, will be entitled to receive the number of shares of common stock of the successor or acquiring corporation or of the Issuer, if it is the surviving corporation, and any additional consideration receivable as a result of such “fundamental transaction” by a holder of the number of shares of Common Stock for which the Warrants are exercisable immediately prior to such “fundamental transaction.” Additionally, in connection with the issuance of the Warrants, Prescott Master Fund agreed to waive its right to receive additional Warrants pursuant to their rights under the Securities Purchase Agreement in the event of a Dilutive Issuance (as defined in the Securities Purchase Agreement).

The New Note accrues interest at a rate of 5.0% per year from and after the date of issuance of the New Note and is due and payable on the first business day of each fiscal quarter commencing in the first quarter of 2016. The New Note also matures on the Maturity Date. The Borrowers may prepay the New Note at the Borrowers’ election at any time without prepayment penalty or premium. If the New Note is not repaid in full by the Maturity Date, Prescott Master Fund may elect to receive all or a portion of such repayment in shares of Common Stock. The New Note also provides for customary events of default, including nonpayment and certain events of bankruptcy. If any such event of default occurs and is continuing, Prescott Master Fund may declare all amounts under the New Note to be immediately due and payable.

The Amendment, the New Note and the Warrants were previously filed by the Issuer as Exhibits 10.1, 4.1 and 4.2, respectively, to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 29, 2015 and are incorporated herein by reference.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5 of the Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon the sum of (i) 14,978,308 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 13, 2015 pursuant to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015 and (ii) 3,631,875, the number of shares of Common Stock issuable upon the exercise of presently convertible Warrants held by the Small Cap Funds.

As of March 27, 2014, the Small Cap Funds beneficially owned 6,046,084 shares of Common Stock, consisting of (i) 2,414,209 shares of Common Stock and (ii) 3,631,875 shares of Common Stock issuable upon the exercise of presently convertible Common Stock Purchase Warrants, representing approximately 32.5% of the issued and outstanding shares of Common Stock of the Issuer.

Prescott Capital, as the general partner of the Small Cap Funds, may also be deemed to beneficially own the 6,046,084 shares of Common Stock held by the Small Cap Funds, representing approximately 32.5% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Frohlich, as managing member of Prescott Capital, the general partner of the Small Cap Funds, may also be deemed to beneficially own the 6,046,084 shares of Common Stock beneficially owned by the Small Cap Funds, representing approximately 32.5% of the issued and outstanding shares of Common Stock of the Issuer.

Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the shares of Common Stock held by the Small Cap Funds except to the extent of their pecuniary interest therein.

(b) By virtue of his position with Prescott Capital and the Small Cap Funds, Mr. Frohlich has the sole power to vote and dispose of the shares of Common Stock owned by the Small Cap Funds reported in this Amendment.

The filing of this statement on Schedule 13D shall not be construed as admission that Prescott Capital or Mr. Frohlich, is for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the 6,046,084 shares of Common Stock owned by the Small Cap Funds. Pursuant to Rule 13d-4, Prescott Capital and Mr. Frohlich disclaim all such beneficial ownership.

(c) Other than the receipt of the Warrants discussed in Item 4, there have been no transactions in the shares of Common Stock during the past sixty (60) days by the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2016

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Phil Frohlich

By:	/s/ Phil Frohlich
Phil Frohlich